Exhibit 99.1
BioNTech and Australia’s State of Victoria Sign Agreement on Strategic Partnership to Strengthen mRNA Ecosystem

•Multi-year partnership is aimed at strengthening the mRNA ecosystem in the State of Victoria by supporting the development of innovative medicines from research to application in the clinic
•BioNTech will set up and operate a clinical-scale mRNA manufacturing facility through the company’s high-tech, digitally enabled modular manufacturing units, the BioNTainers, providing the region with capacity and know-how to manufacture investigational mRNA-based medicines
•BioNTech will establish an mRNA Innovation Center in Melbourne with the aim to curate collaboration projects with local companies and research groups
•BioNTech intends to progress the development of investigational mRNA-based medicines and other product candidates with the aim to treat up to 4,000 cancer patients in Australia and New Zealand over a ten-year period, either in clinical trials or as authorized treatments

MELBOURNE, Australia, December 8, 2023 —BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) today announced that it has signed a multi-year strategic partnership with the State of Victoria in Australia to strengthen the local mRNA ecosystem and facilitate innovations deriving from it. Building on a Letter of Intent agreed on in October 2022, the strategic partnership is aimed at providing high-tech manufacturing capabilities and BioNTech’s expertise to curate encouraging projects for further research and development.

The State of Victoria has contracted BioNTech to develop and commission a state-of-the-art mRNA manufacturing facility tailored to the needs of the local mRNA ecosystem to strengthen local manufacturing. The site is intended to support R&D and clinical-scale manufacturing of investigational mRNA-based medicines from the local ecosystem as well as from other third parties globally.

The facility will be based on the Company’s high-tech, digital manufacturing units called BioNTainers. One unit will be equipped to manufacture mRNA and the formulated drug. The second unit will enable aseptic filling. The BioNTainer units are designed to offer manufacturing solutions in line with the local ecosystem’s needs. The site in Victoria will be located at the Bundoora campus of La Trobe University in the Melbourne region. Its groundbreaking is planned in 2024.

In addition, BioNTech will set up an mRNA Innovation Center in Melbourne where the Company will leverage its mRNA expertise to support the development of the mRNA ecosystem in the State of Victoria. The Company will assess and identify mRNA-focused research projects from academia or the biotech industry to help facilitate their transition into clinical-stage development as potential product candidates.

“BioNTech’s vision is to translate science into survival. The State of Victoria is one of the leading life sciences hubs in the Asia Pacific region, and we are looking forward to strengthening its cutting-edge research and development,” said Prof. Ugur Sahin, M.D., Chief Executive Officer and Co-Founder of BioNTech. “It is important that innovation does not stop at the lab bench, but that it reaches patients quickly. We already conduct a number of clinical studies in Australia and are evaluating ways to contribute with more to come.”

“The strategic partnership focuses on the empowerment of innovations in the field of mRNA by providing high-tech manufacturing capabilities and expertise to curate encouraging projects for further development,” said Sierk Poetting, Ph.D., Chief Operating Officer of BioNTech. “The BioNTainers we will be delivering are a lighthouse project tailored to the needs of the local mRNA ecosystem. The material manufactured there will support preclinical and clinical development of mRNA-based medicines.”

BioNTech intends to progress the development of investigational mRNA-based medicines and other product candidates with the aim to treat up to 4,000 cancer patients in Australia and New Zealand over a ten-year period, either in clinical trials or as authorized treatments. The Company has already established a clinical trial footprint in Australia with several investigational cancer therapies for indications with high unmet medical need and is currently recruiting cancer patients in Australia for five of its investigational therapies across various drug classes.

About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor (CAR) T cells, several protein-based therapeutics, including bispecific immune checkpoint modulators, targeted cancer antibodies and antibody-drug conjugate (ADC) therapeutics, as well as small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Duality Biologics, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, OncoC4, Regeneron, Sanofi and Pfizer.
For more information, please visit www.BioNTech.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s collaboration between the State of Victoria in Australia and its leading scientific institutions, including the establishment of an mRNA innovation center to assess and identify mRNA-focused research projects for potential clinical-stage development; the timing and characteristics of an mRNA manufacturing facility being established to support research and development and the evaluation of mRNA-based candidates in clinical trials in Australia; the scale and timing of BioNTech’s plans to employ additional personnel in Australia; BioNTech’s ongoing clinical trial activities in Australia; BioNTech's ability to produce, deliver and install mRNA container manufacturing facilities in Australia, including its ability to meet all necessary infrastructure, technology and regulatory requirements; the scale-up of local know-how and training in Australia; the development of sustainable RNA vaccine capacities, production and supply solutions in Australia and the nature, timing, and feasibility of these solutions; and BioNTech’s aims to treat a number of patients in Australia and New Zealand.  In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.  The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: potential delays in the establishment of BioNTainers in Australia due to unforeseen events, including, but not limited to, global supply chain issues; BioNTech’s ability to develop quality assurance capabilities to remotely support manufacturing sites in Australia; competition related to BioNTech’s current and future product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to

BioNTech’s development candidates and investigational medicines; BioNTech’s ability to manage its development and expansion; regulatory developments; BioNTech’s ability to effectively scale its production capabilities and manufacture its product candidates; the potential safety and efficacy of BioNTech’s product candidates; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; BioNTech’s ability to develop and commercialize product candidates; BioNTech’s anticipated market opportunity and size for its product candidates; and the rate and degree of market acceptance of BioNTech’s investigational medicines, if approved; risks relating to the global financial system and markets; and other factors not known to us at this time. Any forward-looking statements in this statement are based on BioNTech’s current expectations and beliefs of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech's Report on Form 6-K for the period ended September 30, 2023 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

CONTACTS

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